Exhibit 2.2

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated July 27, 2015 (this “Amendment”), is made by and among Capella Holdings, Inc., a Delaware corporation (the “Company”), Capella Health Holdings, LLC, a limited liability company (the “Purchaser”), and Capella Holdings Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Purchaser (the “Merger Sub”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement (as hereinafter defined).

WITNESSETH:

WHEREAS, the Company, the Purchaser, the Merger Sub and the Representative (solely in its capacity as representative of the Stockholders and Optionholders) have entered into that certain Agreement and Plan of Merger, dated July 21, 2015, which provides, among other things, for the the merger of the Merger Sub with and into the Company upon the terms and conditions set forth in therein (the “Merger Agreement”); and

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the parties desire to amend the Merger Agreement as hereinafter provided.

NOW, THEREFORE, in consideration of mutual covenants, conditions and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

1. Amendments.

a. Notwithstanding any provisions of the Merger Agreement to the contrary, effective immediately, the parties hereby amend and restate Section 2.01 of the Merger Agreement in its entirety, as follows:

2.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of documents and signatures, at 10:00 a.m. local time on the second Business Day following full satisfaction or due written waiver (by the party entitled to the benefit of such condition) of all of the closing conditions set forth in ARTICLE III (other than those to be satisfied at the Closing itself, but subject to such conditions being capable of being satisfied at the Closing) or on such other date as is mutually agreeable to the Purchaser and the Company; provided, however, that the Closing shall occur no earlier than August 21, 2015. The date and time of the Closing are referred to herein as the “Closing Date.”

b. The parties also hereby amend and restate Section 11.02(a) of the Merger Agreement in its entirety, as follows:

(a) No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made by any party hereto (or any Affiliate to a party hereto) without the joint approval of the Purchaser, the Representative and the Company, unless required by Law (in the reasonable opinion of counsel) in which case the Purchaser and the Company shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication. For the avoidance of doubt, the parties acknowledge and agree that the Stockholders and their respective Affiliates (except for the Company and its Subsidiaries) may provide general information about the subject matter of this Agreement in connection with their fund raising, marketing, informational or reporting activities. Notwithstanding anything contained herein to the contrary, in no event shall the Purchaser or, after the Closing, the Company or the Surviving Corporation have any right to use the name or mark of any Stockholder or Optionholder, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of such Stockholder or Optionholder.

c. The parties hereby amend Section 11.02(b) of the Merger Agreement by adding the following sentence to the end of Section 11.02(b):

“Notwithstanding anything to the contrary in Section 11.02 or elsewhere, in no event shall any party hereto issue any press release, provide or disclose any information, or take any other action contemplated by this Section 11.02 without providing the other parties hereto with reasonable time to comment on such press release, disclosure, or other action.

d. The parties also hereby amend and restate the first sentence of Section 11.11 of the Merger Agreement in its entirety, as follows:

“Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended or waived only in a writing signed by the Purchaser, the Merger Sub, the Company and the Representative.”

e. The parties also hereby amend Section 6.03 and Section 7.06(b) by deleting “five (5) Business Days” and replacing it with “seven (7) Business Days”.

2. Effectiveness. Any reference in the Merger Agreement to “this Agreement” shall hereafter be deemed to refer to the Merger Agreement as hereby amended. Except as expressly amended herein, the Parties hereby agree and acknowledge that all of the terms and provisions set forth in the Merger Agreement remain in full force and effect in all respects.

3. Necessary Action. Each party hereto shall perform any further acts and execute and deliver any documents, including documents further evidencing the amendments described herein, and any other related documents that may be reasonably necessary to carry out the provisions of this Amendment.

4. Joint Drafting. The parties hereto and their respective counsel have participated in the drafting and redrafting of this Amendment and the general rules of construction which would construe any provisions of this Amendment in favor of or to the advantage of one party as opposed to the other as a result of one party drafting this Amendment as opposed to the other or in resolving any conflict or ambiguity in favor of one party as opposed to the other on the basis of which party drafted this Amendment are hereby expressly waived by all parties to this Amendment.

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5. Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6. Counterparts. This Amendment may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

[Signatures appear on the following pages.]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Company:	CAPELLA HOLDINGS, INC.

	By:	/s/ Michael Wiechart
Name: Michael Wiechart Title: Chief Executive Officer and President

Purchaser:	CAPELLA HEALTH HOLDINGS, LLC

	By:	MPT Camaro Opco, LLC
	Its:	Manager

	By:	MPT Development Services, Inc.
	Its:	Sole Member

	By:	/s/ R. Steven Hamner
Name: R. Steven Hamner Title: Executive Vice President and Chief Financial Officer

Merger Sub:	CAPELLA HOLDINGS ACQUISITION SUB, INC.

	By:	/s/ R. Steven Hamner
	Name:	R. Steven Hamner
	Title:	Executive Vice President and Chief Financial Officer